CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

BioPharma Manufacturing Solutions, Inc.:

We consent to the inclusion in the foregoing Registration Statement on Form S-1/A of our report dated May 17, 2013, relating to our audits of the balance sheets of BioPharma Manufacturing Solutions, Inc. as of December 31, 2012 and 2011, and the related statements of operations, stockholders' equity, and cash flows for each of the years then ended. Our report dated May 17, 2013, relating to the financial statements includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

/s/ Anton & Chia, LLP

Newport Beach, California

October 25, 2013